Mail Stop 3561

October 11, 2007

Willis C. Moore, III
Chief Financial Officer
Polymer Group, Inc.
9335 Harris Corners Parkway, Suite 300
Charlotte, NC 28269

> **Re:** **Polymer Group, Inc.**
> **Amendment One to Registration Statement on Form S-3**
> **Filed September 25, 2007**
> **File No. 333-145138**

Dear Mr. Moore:

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Front Cover of Prospectus

1. We note your response to comment 1 in our letter dated August 30, 2007. While we agree that the number of shares is not required in the "Calculation of Registration Fee" table, we continue to believe that Item 501(b)(2) of regulation S-K requires that you disclose the amount of securities being offered by you and the amount offered by the selling stockholders. Rule 405 of Regulation C of the Securities Act defines amount as "the principal amount if relating to evidences of indebtedness, the number of shares if relating to shares, and the number of units if relating to any other kind of security." Please revise.

Use of Proceeds, page 3

2. We note you intend to use some of the proceeds for the retirement of debt. Please state the interest rate and maturity of the debt. Also, if the debt was incurred within the past year, describe the use of the proceeds of the debt. See Instruction 4 to Item 504 of Regulation S-K.

Selling Stockholders, page 7

3. Please revise the 2nd paragraph to indicate the number of shares represented by each of the transactions discussed. As an example, stating "certain shares" is only informative to persons familiar with the transaction.

4. In accordance with Item 507 of Regulation S-K, please provide for each selling shareholder its, his or her percentage of ownership after completion of the offering.

***

As appropriate, please amend your registration statement in response to our comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jason Zachary, Esq.
      Kirkland & Ellis LLP